 As filed with the Securities and Exchange Commission on October 29, 1997

                                                 Registration No. 333-20805
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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
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                              Amendment No. 3

                                    to
                                 Form S-3
                          REGISTRATION STATEMENT
                                   UNDER
                        THE SECURITIES ACT OF 1933
                         -------------------------

                           EMERITUS CORPORATION
          (Exact name of registrant as specified in its charter)

            Washington                         91-1605464
  (State or other jurisdiction of           (I.R.S. Employer
  incorporation or organization)         Identification Number)

                       3131 ELLIOT AVENUE, SUITE 500
                         SEATTLE, WASHINGTON 98121
                              (206) 298-2909

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           RAYMOND R. BRANDSTROM
                   PRESIDENT AND CHIEF OPERATING OFFICER
                           EMERITUS CORPORATION
                       3131 ELLIOT AVENUE, SUITE 500
                         SEATTLE, WASHINGTON 98121
                              (206) 298-2909

  (Name, address, including zip code and telephone number, including area code, of agent for service)
                        ---------------------------
                                Copies to:
                           Michael E. Stansbury
                              Gregory Gorder
                               Perkins Coie
                       1201 Third Avenue, 40th Floor
                      Seattle, Washington 98101-3099
                              (206) 583-8888
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     Approximate date of commencement of proposed sale to the public: FROM TIME TO TIME AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE, DEPENDING ON MARKET CONDITIONS.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. (X)
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
     If delivery of the prospectus is expected to be made pursuant to
Rule 434, please check the following box.  ( )
                       -----------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

               Subject to Completion, dated October 29, 1997

PROSPECTUS

                                $32,000,000
                             1,454,545 SHARES
                           EMERITUS CORPORATION
            6.25% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006
                  (INTEREST PAYABLE JANUARY 1 AND JULY 1)
                 COMMON STOCK, PAR VALUE $.0001 PER SHARE

     This Prospectus relates to $32,000,000 aggregate principal amount of 6.25% Convertible Subordinated Debentures due 2006 (the "Debentures") of Emeritus Corporation, a Washington corporation (the "Company"), originally issued in a private placement on February 15, 1996 (the "Debenture Offering") and the 1,454,545 shares of common stock, par value $.0001 per share (the "Common Stock"), of the Company that are issuable upon conversion of the Debentures. The Debentures or the shares of Common Stock issued upon conversion of the Debentures may be offered from time to time for the account of holders of Debentures named herein (the "Selling Debentureholders"). See "Plan of Distribution." The Company will not receive any proceeds from this offering.

     The aggregate principal amount of Debentures that may be offered by the Selling Debentureholders pursuant to this Prospectus is $32,000,000. Information concerning such Selling Debentureholders may change from time to time and will be set forth in Prospectus Supplements.


     The Debentures are convertible into Common Stock at any time after the effectiveness of the registration statement of which this Prospectus is a part and at or prior to maturity, unless previously redeemed, at a conversion price of $22.00 per share, subject to adjustment under certain circumstances. Prior to this offering, there has not been any public market for the Debentures, although the Debentures have been eligible for trading in the Private Offerings Resales and Trading through Automated Linkages ("PORTAL") Market. The Common Stock is traded on the American Stock Exchange ("AMEX") under the symbol "ESC." On October 27, 1997, the last reported sale price of the Common Stock, as reported by AMEX, was $14.875 per share.


     The Debentures are redeemable, in whole or in part, at the option of the Company, for cash, at any time on or after July 1, 1999 on at least 30 days' notice at the redemption prices set forth herein plus accrued interest. See "Description of Debentures."

     The Debentures are unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior
Indebtedness (as hereinafter defined) of the Company. The Indenture does not restrict the incurrence of Senior Indebtedness or other Indebtedness (as defined in the Indenture, dated as of February 15, 1996, executed by the Company and Fleet National Bank) by the Company or any subsidiary. At December 31, 1996, the Company had $66.1 million Senior Indebtedness.

     SEE "RISK FACTORS" COMMENCING ON PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE DEBENTURES.
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY AND ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Company has been advised by the Selling Debentureholders that the Selling Debentureholders, acting as principals for their own account, directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell all or a portion of the Debentures or shares of Common Stock offered hereby from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Debentureholders from the sale of Debentures and Common Stock offered by the Selling Debentureholders hereby will be the purchase price of such Debentures or Common Stock less any commissions. For information concerning indemnification arrangements between the Company and the Selling Debentureholders, see "Plan of Distribution."

     The Selling Debentureholders and any broker-dealers, agents or underwriters that participate with the Selling Debentureholders in the distribution of the Debentures or shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Debentures or shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
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             The date of this Prospectus is November __, 1997.

                      AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the New York Regional Office of the Commission, 7 World Trade Center, Suite 1300, New York, New York 10048, and at the Chicago Regional Office of the Commission, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the registration of the Debentures and Common Stock offered hereby. This Prospectus does not contain all the information forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus or in any document incorporated by reference herein as to the contents of any contract or other documents referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or such other documents, which may be obtained from the Commission as indicated above upon payment of the fees prescribed by the Commission. Each such statement is qualified in its entirety by such reference.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) the description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A dated October 13, 1995; the Company's Proxy Statement filed with the Commission on April 14, 1997; the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and the Company's Form 8-K filed May 16, 1997 and Amendment No. 1 there to on Form 8-K/A
file July 14, 1997.   In addition, each document filed by the
Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of Debentures and the Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date such document is filed with the Commission.

     Any statement contained herein, or any document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that the statements contained herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference. This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (other than exhibits thereto) are available without charge, upon written or oral request by any person to whom this Prospectus has been delivered, from Raymond R. Brandstrom, President and Chief Operating Officer, Emeritus Corporation, 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121.

                           THE COMPANY

     Emeritus Corporation (the "Company") is a long-term-care services company focused on operating residential-style assisted-living communities. Since its organization in July 1993, the Company has achieved significant growth in revenues, primarily due to the acquisition and operation of residential communities. The Company believes that it is one of the largest providers of assisted-living services in the United States. The Company's revenues are derived primarily from rents and service fees charged to its residents.


          As of September 30, 1997, the Company holds ownership, leasehold or management interests in 96 residential communities, consisting of approximately 8,300 units, located in 25 states. The Company leases 72 of its residential communities, typically from a financial institution such as a real estate investment trust, owns 17 communities, manages three community and has a joint venture and partnership interest in four communities.


     The Company plans to grow through both acquisition and development. The Company's growth strategy has focused, and will continue to focus, on the acquisition of existing long-term-care facilities that either are currently operated as assisted-living communities or can be efficiently repositioned by the Company as assisted-living communities. The Company plans to continue to evaluate such opportunities and to acquire such existing properties where senior demographics and location of the property would allow for its effective operation by the Company as an assisted-living community. Over the long-term, the Company believes that the popularity of assisted living as a long-term-care alternative will decrease the number of existing facilities that are available at attractive prices and that its growth may depend more on the successful development of new assisted-living communities. As a result, the Company has instituted a development program that is expected to result in its opening approximately 15 to 20 newly developed assisted-living communities per year through 1998.

     The Company is a Washington corporation and its principal executive offices are located at 3131 Elliot Avenue, Suite 500, Seattle, Washington 98121, and its telephone number is (206) 298-
2909.

                          RISK FACTORS

     PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE RISKS ASSOCIATED WITH INVESTING IN THE COMMON STOCK, INCLUDING THE PRINCIPAL RISK FACTORS SET FORTH BELOW, AS WELL AS OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK.


     RECENT ORGANIZATION; HISTORY OF LOSSES. The Company was organized and began operations in July 1993 and has operated at a loss since its inception. For the years ended December 31, 1995 and 1996, the Company recorded net losses of $9.0 million and $8.2 million, respectively, and for the six months ended June 30, 1996 and 1997, the Company recorded net losses of $2.1 million and $7.4 million, respectively. The majority of the Operating Communities that have been acquired operated at a loss following acquisition. The Company intends to continue to acquire long-term-care facilities that are likely to operate at a loss for at least 12 months to 18 months after the Company acquires its interest in each facility. In addition, the Company is developing new assisted-living communities, all of which are expected to incur start-up losses for at least nine months after commencing operations. As a result, the Company expects to continue to incur losses at least through the end of 1997. There can be no assurance, however, that the Company's operations will become profitable at the rate currently expected by the Company, if at all. The Company's inability to achieve profitability on a timely basis could have an adverse effect on the Company's business, operating results and financial condition and the market price its Common Stock.


     EMPHASIS ON ACQUISITIONS; DIFFICULTIES OF INTEGRATING ACQUISITIONS. The Company's growth strategy has emphasized and will continue to emphasize a program of acquiring existing assisted-living communities and properties that it believes it can efficiently reposition as assisted-living communities. The Company has acquired ownership of or leasehold interests in six long-term-care facilities during 1997 but does not expect further acquisitions before the end of the year because attractive facilities recently have not been available. In 1998 the Company currently plans acquisitions of approximately 15 to 20 facilities if attractive opportunities are available. Acquisitions of long-term-care facilities are typically subject to a number of closing conditions, including those regarding the status of title to real property included in the acquisition, the results of environmental investigations performed on the Company's behalf, the transfer of applicable licenses or permits and the availability of appropriate financing. There can be no assurance that the Company's acquisition of long-term-care facilities will occur at the rate currently expected by the Company or that future acquisitions will be completed in a timely manner, if at all. Due in part to management's industry experience and contacts, the Company may be presented with many more attractive acquisition proposals than currently expected and, as a result, may attempt to purchase more long-term-care facilities than currently expected, which could cause the Company to overextend its management and financial resources. To the extent that acquisitions are consummated, there can be no assurance that the Company will, where appropriate, successfully reposition an acquired facility or integrate a newly acquired or repositioned community with its other operations. In addition, the Company has from time to time acquired, and may under certain circumstances continue to acquire, independent-living or skilled-nursing facilities that for various reasons it does not reposition as assisted-living communities. There can be no assurance that the Company will successfully operate such independent-living or skilled-nursing facilities. Even if the Company should determine to transfer ownership or operation of such independent-living or skilled-nursing facilities, there can be no assurance that it will be able to locate qualified purchasers or operators of such facilities or that the terms on which it transfers ownership or operation of such facilities will be advantageous to the Company, either of which could adversely affect the market price of the shares of Common Stock as well as the Company's results of operations and financial position. Furthermore, the acquisition of independent-living facilities and the development of assisted-living communities by the Company may exacerbate potential conflicts of interest between the Company and Holiday and could expose management of the Company to claims that duties to one or both companies have not been met. See "Conflicts of Interest with Holiday" below. Finally, any failure by the Company with respect to the repositioning, integration or operation of any acquired facilities may have a material adverse effect on the Company's business, operating results and financial condition.


     DIFFICULTIES IN DEVELOPING ADDITIONAL ASSISTED-LIVING COMMUNITIES. The Company's prospects for growth are directly affected by its ability to develop additional assisted-living communities. The Company expects to open approximately 15 to 20 newly developed assisted-living communities in each of 1997 and 1998. Currently, the Company has 29 assisted-living communities in various stages of development and it anticipates opening one assisted-living community in 1997 in addition to the 19 opened during 1997. In connection with the development communities, the Company has construction commitments of $37.1 million and $68.5 million on owned and leased developments, respectively, of which the Company has $35.6 million in mortgage financing and $68.5 million in lease financing in place at December 31, 1996. To date, the Company has opened 28 newly developed communities, 21 developed by the Company and seven developed by others and acquired by the Company four of which the Company has a joint
venture interest.   There can be no assurance that the Company
will not suffer delays in its development program, which could slow the Company's growth. Development of assisted-living communities can be delayed or precluded by various zoning, healthcare licensing and other applicable governmental regulations and restrictions. The nature of such licenses and approvals and the timing and likelihood of obtaining them vary widely from state to state, depending on the community, or its operation, and the type of services to be provided. If the Company's development schedule is delayed, the Company's business, operating results and financial condition could be adversely affected.


     NEED FOR ADDITIONAL CAPITAL; NEGATIVE CASH FLOW AND FINANCING REQUIREMENTS. The Company expects negative operating cash flow to continue through at least 1997 as it continues to develop and acquire assisted-living communities. The Company does not expect any of its newly developed assisted-living communities to generate positive cash flow for at least nine months after commencing operations. In addition, the Company expects that the properties it acquires for repositioning as assisted-living communities will typically require at least 12 months to 18 months after acquisition to begin to generate positive cash flows. There can be no assurance that any newly developed or repositioned community will achieve a stabilized occupancy rate and resident mix that meets the Company's expectations, generates positive cash flow or is sufficient to allow the Company to refinance outstanding indebtedness secured by the community through sale/leaseback transactions. To successfully continue its aggressive growth, the Company must have sufficient financial resources to fund its development and acquisition activities and anticipated operating losses. Furthermore, the Company's future success depends in part on arranging sale/leaseback financing or mortgage refinancing for assisted-living communities that have achieved stabilized occupancy rates, resident mix and operating margins after initial development or repositioning. In addition, the Company will have approximately $5.8 million and $25.4 million in principal amount of debt repayment obligations that become due in 1997 and 1998, respectively. The Company will from time to time seek additional funding through public or private financing, including equity financing. If additional funds are raised by issuing equity securities, the Company's shareholders may experience dilution. There can be no assurance, however, that adequate equity, debt or sale/leaseback financing will be available as needed or on terms acceptable to the Company. A lack of available funds may require the Company to delay, scale back or eliminate all or some of its development and acquisition projects.

     CONFLICTS OF INTEREST WITH HOLIDAY. Daniel R. Baty, the Company's Chief Executive Officer, and William E. Colson, a director of the Company, are the principal shareholders, directors and senior executive officers of Holiday Retirement Corp. ("Holiday"), one of the largest operators of independent living communities in the United States and substantially all the independent-living facilities operated by Holiday are owned by partnerships controlled by Messrs. Baty and Colson and in which they have varying financial interests. In addition, Raymond R. Brandstrom and Frank A. Ruffo, officers of the Company, have management responsibilities with respect to Columbia-Pacific Group, Inc., which is wholly owned by Mr. Baty, and its subsidiary, Columbia Management, Inc., which is a general partner of many of such partnerships. Messrs. Baty's and Colson's responsibilities to Holiday and its affiliates include overseeing the management of independent-living facilities, the acquisition, financing and refinancing of existing facilities and the development and construction of, and capital-raising activities to finance, new facilities. Although the Company believes that its relationship with Holiday is beneficial, the financial interests and management and financing responsibilities of Messrs. Baty, Colson, Brandstrom and Ruffo with respect to Holiday and its affiliated partnerships could present conflicts of interest, including conflicts relating to the selection of future development or acquisition sites, competition for potential residents in markets where both companies operate and the allocation of time and efforts of Messrs. Baty, Brandstrom and Ruffo. Because Mr. Baty is the Chief Executive Officer of both the Company and Holiday and Messrs. Baty, Brandstrom and Ruffo have other responsibilities with respect to Holiday and the related partnerships, circumstances could arise that would distract them from the Company's operations, which distractions could have an adverse effect on the Company's business, operating results and financial condition. Moreover, there can be no assurance that the Company's and Holiday's interests will remain compatible.

     SUBSTANTIAL DEBT AND LEASE OBLIGATIONS OF THE COMPANY. At December 31, 1996, the Company had mortgage indebtedness in an aggregate amount of $66.1 million, with minimum principal payments estimated to be approximately $5.8 million in 1997. Of the $66.1 million, approximately $15.7 million represents borrowings under construction loans totaling $21.7 million in connection with the Development Communities. As of December 31, 1996, approximately $43.3 million principal amount of the Company's indebtedness bore interest at fluctuating rates (including $21.7 million of construction loans); therefore, increases in prevailing interest rates would increase the Company's interest payment obligations and could have an adverse effect on the Company's operating results and financial condition. At December 31, 1996, the Company was also a party to long-term operating leases for 53 of its residential communities, which leases require minimum annual lease payments aggregating $27.9 million, and generally provide for annual rent increases. The Company intends to continue to finance its properties through a combination of mortgage financing and operating leases, including leases arising through sale/leaseback transactions, and, accordingly, the amount of mortgage indebtedness and annual lease payments is expected to increase as the Company pursues its growth strategy. As a result of such mortgages and leases, a substantial portion of the Company's cash flow will be devoted to debt service and lease payments. There can be no assurance that the Company will generate sufficient cash flow from operations to cover required interest, principal and lease payments. Furthermore, from time to time the Company has not been in compliance with certain covenants in its financing agreements. While to date the Company has been able to obtain waivers for such noncompliance, there can be no assurance that in the future it will be able to comply with such covenants, which generally relate to matters such as cash flow and debt coverage ratios. If the Company were unable to meet interest, principal or lease payments, it could be required to seek renegotiation of such payments or obtain additional equity or debt financing. There can be no assurance, however, that such efforts would be successful or timely or that the terms of any such financing or refinancing would be acceptable to the Company. Furthermore, because of cross-default and cross-collateralization provisions in certain of the Company's mortgage and sale/leaseback agreements, a default by the Company on one of its payment obligations could adversely affect a significant number of the

Company's properties. The Company's leverage may also adversely affect the Company's ability to respond to changing business and economic conditions or continue its development and acquisition program.

    DIFFICULTIES OF MANAGING RAPID EXPANSION. Since its inception, the Company has pursued an aggressive expansion program, and it expects that its growth will continue as it implements its development program for new assisted-living communities. The Company's success will depend in large part on identifying suitable development and acquisition opportunities, and its ability to pursue such opportunities, complete developments, consummate acquisitions and effectively operate its assisted-living communities. The Company's growth has placed a significant burden on the Company's management and operating personnel. In late 1996 and early 1997, the Company reorganized its operating and marketing staffs with individuals having a strong background in the senior housing industry. The Company's ability to manage its growth effectively will require it to continue to improve its operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. If the Company is unable to manage its growth effectively, its business, operating results and financial condition could be adversely affected.

     DEPENDENCE ON SENIOR MANAGEMENT AND SKILLED PERSONNEL. The Company depends, and will continue to depend, on the services of Daniel R. Baty, it's Chairman of the Board and Chief Executive Officer, Raymond R. Brandstrom, its President and Chief Operating Officer, and Frank A. Ruffo, Jr., its Vice President. The loss of the services of Mr. Baty or either of Messrs. Brandstrom or Ruffo would have a material adverse effect on the Company's operating results and financial condition. In addition, Mr. Baty has financial interests in and management responsibilities with respect to Holiday and its related partnerships and Messrs. Brandstrom and Ruffo have management responsibilities with respect to Columbia and its subsidiary, Columbia Management, which is a general partner of many of such partnerships. As a result, they will not be devoting their full time and efforts to the Company. Under certain circumstances, Messrs. Baty, Brandstrom and Ruffo could have conflicts of interest in allocating their time and efforts between the Company and Holiday (and its related partnerships) or Columbia and Columbia Management, as the case may be, and could have other conflicts of interest. The Company has entered into noncompetition agreements with Messrs. Baty, Brandstrom and Ruffo but these agreements do not limit Mr. Baty's current role with Holiday or Messrs. Brandstrom and Ruffo in their capacities as officers of Columbia, which is wholly owned by Mr. Baty, and its subsidiary, Columbia Management, which is a general partner of partnerships which own or lease properties currently operated by Holiday, so long as assisted living is an incidental component of Holiday's operation or management of independent-living facilities. The Company has obtained a key employee insurance policy covering the lives of each of Messrs. Baty and Brandstrom in the amounts of $5.0 million and $1.0 million, respectively. The Company also depends on its ability to attract and retain management personnel who will be responsible for the day-to-day operations of each of its residential communities. If the Company is unable to hire qualified management to operate its assisted-living communities, the Company's business, operating results and financial condition could be adversely affected.

     POSSIBLE ENVIRONMENTAL LIABILITIES. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the costs of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations, and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or any entity who arranges for the disposal of hazardous or toxic substances such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site. In connection with the ownership or operation of its properties, the Company could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. As a result, the presence, with or without the Company's knowledge, of hazardous or toxic substances at any property held or operated by the Company could have an adverse effect on the Company's business, operating results and financial condition.

     DEPENDENCE ON ATTRACTING SENIORS WITH SUFFICIENT RESOURCES TO PAY. The Company currently, and for the foreseeable future, expects to rely primarily on its residents' ability to pay the Company's fees from their own or familial financial resources. Generally only seniors with income or assets meeting or exceeding the comparable median in the region where the Company's assisted-living communities are located can afford the Company's fees. Inflation or other circumstances that adversely affect the ability of seniors to pay for the Company's services could have an adverse effect on the Company. If the Company encounters difficulty in attracting seniors with adequate resources to pay for its services, its business, operating results and financial condition could be adversely affected.

     STAFFING AND LABOR COSTS. The Company competes with other long-term-care providers with respect to attracting and retaining qualified or skilled personnel. The Company also depends on the available labor pool of low-wage employees. A shortage of nurses or other trained personnel or general inflationary pressures may require the Company to enhance its wage and benefits package in order to compete. There can be no assurance that the Company's labor costs will not increase or, if they do, that they can be matched by corresponding increases in private-payor revenues or governmental reimbursement. Any significant failure by the Company to attract and retain qualified employees, to control its labor costs or to match increases in its labor expenses with corresponding increases in revenues could have a material adverse effect on the Company's business, operating results and financial condition.

     GOVERNMENTAL REGULATION. Healthcare is heavily regulated at the federal, state and local levels and represents an area of expensive and frequent regulatory change. A number of legislative and regulatory initiatives relating to long-term care are proposed or under study at both the federal and state levels that, if enacted or adopted, could have an adverse effect on the Company's business and operating results. The Company cannot predict whether and to what extent any such legislative or regulatory initiative will be enacted or adopted, and therefore cannot assess what effect any current or future initiative would have on the Company's business and operating results. Changes in applicable laws and new interpretations of existing laws can significantly affect the Company's operations, as well as its revenues (particularly those from governmental sources) and expenses. The Company's residential communities are subject to varying degrees of regulation and licensing by local and state health and social service agencies and other regulatory authorities specific to their location. While regulations and licensing requirements often vary significantly from state to state, they typically relate to fire safety, sanitation, staff training, staffing levels and living accommodations such as room size, number of bathrooms and ventilation, as well as regulatory requirements relating specifically to certain of the Company's health-related services. The Company's success will depend in part on its ability to satisfy such regulations and requirements and to acquire and maintain any required licenses. In addition, with respect to its residents who receive financial assistance from governmental sources for their assisted-living services, the Company is subject to certain federal and state regulations that prohibit certain business practices and relationships that might affect healthcare services reimbursable under Medicaid or similar state reimbursements programs. The Company's failure to comply with such regulations could jeopardize its reimbursement payments for any affected residents and, if egregious, could result in fines and the suspension or failure to renew the Company's operating licenses. Federal, state and local governments occasionally conduct unannounced investigations, audits and reviews to determine whether violations of applicable rules and regulations exist. Devoting management and staff time and legal resources to such investigations, as well as any material violation by the Company that is discovered in any such investigation, audit or review, could have a material adverse effect on the Company's business and operating results. There can be no assurance that regulatory oversight of construction efforts associated with repositionings will not result in loss of residents and disruption of community operations.

     COMPETITION. The long-term-care industry is highly competitive, and the Company believes that the assisting-living segment, in particular, will become even more competitive in the future. The Company will be competing with numerous other companies providing similar long-term-care alternatives such as home healthcare agencies, community-based service programs, retirement communities and convalescent centers. The Company expects that, as the provision of assisted-living services receives increased attention and the number of states providing reimbursement for assisted living rises, competition will intensify as a result of new market entrants. The Company also faces potential competition from skilled-nursing facilities that provide long-term-care services. Moreover, in implementing its growth strategy, the Company expects to face competition in its efforts to develop and acquire assisted-living communities. Some of the Company's present and potential competitors are significantly larger and have, or may obtain, greater financial resources than those of the Company. Consequently, there can be no assurance that the Company will not encounter increased competition in the future that could limit its ability to attract residents or expand its business and therefore have a material adverse effect on its business, operating results and financial condition.

     POTENTIAL ADVERSE IMPACT OF GOVERNMENTAL REIMBURSEMENT PROGRAMS. Currently, the federal government does not provide any reimbursement for the type of assisted-living services offered by the Company. Although some states have reimbursement programs in place, the level of reimbursement is generally insufficient to cover the costs of the Company's assisted-living services. Depending in part on the results of the Company's acquisition program, net revenues from governmental reimbursement programs could increase from time to time. In 1995 and 1996, less than 10% of the Company's revenues were from residents who receive governmental assistance from a state medicaid program. There can be no assurance that the Company will continue to meet the requirements for participating in governmental reimbursement programs. Furthermore, governmental reimbursement programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and governmental funding restrictions, some of which could have a material adverse effect on the future rate of payment to communities operated by the Company. A substantial dependence on governmental reimbursement programs, changes in the funding levels of such programs or the failure of the Company's operations to qualify for governmental reimbursement could have an adverse effect on the Company's business, operating results and financial condition.

     LIABILITY AND INSURANCE. The Company's business entails an inherent risk of liability. In recent years, participants in the long-term-care industry have become subject to an increasing number of lawsuits alleging malpractice or related legal theories, many of which involve large claims and significant legal costs. The Company expects that from time to time it will be subject to such suits as a result of the nature of its business. The Company currently maintains insurance policies in amounts and with such coverage and deductibles as it deems appropriate, based on the nature and risks of its business, historical experience and industry standards. There can be no assurance, however, that claims in excess of the Company's insurance coverage or claims not covered by the Company's insurance coverage will not arise. A successful claim against the Company not covered by, or in excess of, the Company's insurance could have a material adverse effect on the Company's operating results and financial condition. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect on the Company's ability to attract residents or expand its business and would require management to devote time to matters unrelated to the operation of the Company's business. In addition, the Company's insurance policies must be renewed annually, and there can be no assurance that the Company will be able to obtain liability insurance coverage in the future or, if available, that such coverage will be on acceptable terms.

     ABSENCE OF PUBLIC MARKET FOR DEBENTURES; POSSIBLE VOLATILITY OF STOCK PRICE. There is no public market for the Debentures and it is unlikely that an active or liquid trading market will develop or be sustained. The market price of the Common Stock into which the Debentures are convertible could be subject to significant fluctuations in response to various factors and events, including the liquidity of the market for the Common Stock, variations in the Company's operating results, variations from analysts expectations, new statutes or regulations or changes in the interpretation of existing statutes or regulations affecting the healthcare industry generally or the assisted-living residence business in particular. In addition, the stock market in recent years has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations also may adversely affect the market price of the Common Stock.

               RATIO OF EARNINGS TO FIXED CHARGES

     Set forth below is the ratio of earnings to fixed charges for the Company for the periods indicated:




                   Years ended December 31,         Six months ended
             -------------------------------------   June 30, 1997
  1993(1)       1994         1995         1996            1997
-----------  -----------  -----------  -----------   --------------
  -- (2)        --(2)       -- (2)        --(2)          --(2)

----------------
(1) Period from commencement of operations in July 1993 through December 31, 1993.

(2)  For the period from July 28, 1993 (inception) through
     December 31, 1993, the fiscal years ended December 31,
     1994, 1995 and 1996, and the six months ended June 30, 1997, fixed charges exceeded earnings by $30,000, $1.5 million, $9.8 million, $9.6 million and $9.2 million, respectively.


                         USE OF PROCEEDS

     The proceeds from the sale of the Debentures and shares of Common Stock offered hereby are solely for the account of the Selling Debentureholders. Accordingly, the Company will not receive any proceeds from this offering.

                    SELLING DEBENTUREHOLDERS

     The Debentures being offered hereby were acquired by the Selling Debentureholders in connection with a private placement of the Debentures by the Company on February 15, 1996 pursuant to

Rule 144A and Regulation D under the Securities Act or in permitted resale transactions from the initial purchasers of the Debentures (the "Initial Purchasers") or holders acquiring the Debentures from prior holders thereof in further permitted resale transactions. The following table sets forth information concerning the principal amount of Debentures beneficially owned by each Selling Debentureholder which may be offered from time to time pursuant to this Prospectus. Other than as a result of the ownership of Debentures or Common Stock, none of the Selling Debentureholders has had any material relationship with the Company within the past three years, except as noted herein. The table has been prepared based on information furnished to the Company by the Trustee (as hereinafter defined) for the Debentures, by Depository Trust Company and by or on behalf of the Selling Debentureholders.


                                          Principal       Principal
                                           Amount          Amount
                                        of Debentures   of Debentures     Percent of
                                        Beneficially     That May Be      Outstanding
Name                                        Owned           Sold          Debentures

-------------------------------------  --------------- ---------------  ---------------


Alex Brown & Sons, Inc.                     30,000          30,000              .1%

Bank of New York                         7,150,000       7,150,000            22.3%

Bear Stearns Securities Corp.              600,000         600,000             1.9%

Boston Safe Deposit & Trust Co.          7,350,000       7,350,000            23.0%

Chase Manhattan Bank                       100,000         100,000              3.%

Firstar Trust Company                   15,726,000      15,726,000            49.1%

Lewco Securities Corp.                      20,000          20,000              .1%

Merrill Lynch, Pierce, Fenner & Smith      100,000         100,000              .3%

Nat West Securities Corporation            100,000         100,000              .3%

Paine Webber, Inc.                         150,000         150,000              .5%

Dean Witter Reynaolds, Inc.                150,000         150,000              .8%

TCW Convertible Strategy Fund              420,000         420,000             1.3%




                      PLAN OF DISTRIBUTION

     The Company will not receive any proceeds from this offering. The Company has been advised by the Selling Debentureholders that the Selling Debentureholders may sell all or a portion of the Debentures and shares of Common Stock offered hereby from time to time in the over-the-counter market on terms to be determined at the times of such sales. The Selling Debentureholders may also make private sales directly or through a broker or brokers. Alternatively, any of the Selling Debentureholders may from time to time offer the Debentures or shares of Common Stock through underwriters, including any of the Initial Purchasers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Debentureholders and the purchasers of the Debentures or shares of Common Stock for whom they may act as agent. To the extent required, the aggregate principal amount of Debentures and the number of shares of Common Stock to be sold, the names of the Selling Debentureholders, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Debentureholders from the sale of the Debentures and Common Stock offered by the Selling Debentureholders hereby will be the purchase price of the Debentures and Common Stock offered by the Selling Debentureholders less any commissions. There can be no assurance that the Selling Debentureholders will sell any or all of the Debentures or shares of Common Stock offered hereby.

     The Debentures and the shares of Common Stock issued upon conversion of the Debentures may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the holders of such securities or by agreement between such holders and underwriters or dealers who may receive fees or commissions in connection therewith.

     The Company does not intend to list the Debentures on any national securities exchange or on Nasdaq. It is unlikely that an active market for the Debentures will develop.

     To comply with the securities laws of certain states, if applicable, the Debentures and shares of Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Debentures and shares of Common Stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Debentureholders and any broker-dealers, agents or underwriters that participate with the Selling Debentureholders in the distribution of the Debentures or shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Debentures or shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Debentures were originally sold to the Initial Purchasers on February 15, 1996 in a private placement at a purchase price of 100% of their principal amount. The Company agreed to indemnify and hold the Initial Purchasers and certain subsequent holders of the Debentures harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the Debentures by the Initial Purchasers or such subsequent holders.

     The Company will pay all expenses incident to the offering and sale of the Debentures and Common Stock to the public other than underwriting discounts and selling commissions and fees.
See "Selling Debentureholders."

                    DESCRIPTION OF DEBENTURES

     The Debentures were issued under an Indenture dated as of February 15, 1996 (the "Indenture") executed by the Company and Fleet National Bank, as the trustee under the Indenture (the "Trustee"). The terms of the Debentures include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

     The following is a summary of certain provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Indenture, including the definitions of certain terms therein to which reference is hereby made, for a complete statement of such provisions. Wherever particular provisions or sections of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference.

GENERAL

     The Debentures are unsecured general obligations of the Company, subject to the rights of holders of Senior Indebtedness of the Company, and will mature on January 1, 2006. The Debentures are limited to $32,000,000 aggregate principal amount and will bear interest semiannually on January 1 and July 1 of each year, commencing July 1, 1996, at the rate per annum of 6.25%. The first payment was for the period from the date of delivery to July 1, 1996. The Company will pay interest on the Debentures to the persons who are registered holders of Debentures at the close of business on the December 15 or June 15 preceding the interest payment date. Principal (and premium, if any) and interest will be payable, the Debentures will be convertible and exchangeable, and transfers thereof will be registrable, at the office or agency of the Company maintained for such purposes, initially at the offices of the Trustee. The Company may pay principal and interest by check and may mail an interest check to a holder's registered address. Holders must surrender Debentures to a Paying Agent to collect principal payments.

     In the event that the Company enters into a highly leveraged transaction, reorganization, restructuring, merger or similar transaction or otherwise substantially increases its indebtedness for borrowed money, the Debentures could be adversely affected, in part because the Debentures are subject to and subordinate to Senior Indebtedness which could be substantially increased as a result of any such transaction. See "Description of the Debentures Subordination of Debentures."

     Initially, the Trustee is acting as Paying Agent, Registrar and Conversion Agent. The Company may change any Paying Agent, Registrar, Conversion Agent or co-registrar upon prior written notice to the Trustee and may act in any such capacity itself.

DELIVERY AND FORM OF DEBENTURES

     Those Debentures initially sold to qualified institutional buyers (as defined in Rule 144A under the Securities Act) were issued in global form (the "Rule 144A Global Debentures") and were deposited on February 15, 1996 with The Depository Trust Company (the "Depository") and registered in the name of Cede & Co., as nominee of the Depository. The Rule 144A Global Debentures to be resold as set forth herein will be initially issued in global form (the "New Global Debentures") and will be deposited on or about the date of effectiveness of this Registration Statement on behalf of the Depository and registered in the name of Cede & Co. Beneficial interests in the Rule 144A Global Debentures and the New Global Debentures may be exchanged for definitive securities in accordance with the terms of the Indenture.

     A holder may transfer or exchange Debentures in accordance with the Indenture. No service charge will be made for any registration of transfer, exchange or conversion of Debentures, except for any tax or other governmental charges that may be imposed in connection therewith. The Registrar need not transfer or exchange any Debentures selected for redemption. Also, in the event of a partial redemption, it need not transfer or exchange any Debentures for a period of 15 days before selecting Debentures to be redeemed. The Indenture does not contain any provision requiring the Company to repurchase the Debentures at the option of the holders thereof in the event of a leveraged buyout, recapitalization or similar restructuring of the Company, even though the Company's creditworthiness and the market value of the Debentures may decline significantly as a result of such transaction. The Indenture does not protect holders of the Debentures against any decline in credit quality, whether resulting from any such transaction or from any other cause. The registered holder of a Debenture may be treated as its owner for all purposes.

CONVERSION RIGHTS

     The holders of the Debentures are entitled at any time after the Registration Date (as defined in the Indenture) and prior to maturity, subject to prior redemption, to convert the Debentures or portions thereof (which are $1,000 or multiples thereof) into shares of Common Stock at the conversion price set forth in the Debentures (subject to adjustments as described below). No payment or adjustment will be made for accrued interest on a converted Debenture. If any Debenture not called for redemption is converted between a record date for the payment of interest and the next succeeding interest payment date, such Debenture must be accompanied by funds equal to the interest payable to the registered holder on such interest payment date on the principal amount so converted. The Company will not issue fractional interest in shares of Common Stock upon conversion of the Debentures but instead will deliver a check for the fractional share based on the market value of the Common Stock on the last trading day prior to the conversion date. If the Debentures are called for redemption, conversion rights will expire, unless the Company defaults in payment due upon such redemption.

     The conversion price is subject to adjustments, as set forth in the Indenture, in certain events, including the payment of dividends or distributions on the Common Stock in shares of capital stock; subdivisions or combinations of Common Stock into a greater or smaller number of shares; reclassification of the shares resulting in any issuance of any shares of the Company's capital stock; distribution of rights or warrants to all holders of Common Stock entitling them to purchase Common Stock at less than the then current price at that time; and the distribution to all holders of Common Stock of assets, excluding certain cash dividends and distributions, or debt securities or any rights or warrants to purchase securities of the Company; provided, however, that no adjustment will be required if holders of the Debentures received notice of and are allowed to participate in such transactions. No adjustment will be required for rights to purchase Common Stock pursuant to a Company plan for reinvestment of dividends or interest, or for a change in the par value of the Common Stock. To the extent that Debentures become convertible into cash, no adjustment will be required thereafter as to cash. No adjustment in the conversion price need be made unless such adjustment would require a change of at least 1% in the conversion price; however, any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. The Company may voluntarily reduce the conversion price for a period of time.

     If the Company pays dividends on the Common Stock in shares of capital stock or subdivides or combines the Common Stock or issues by reclassification of the Common Stock any shares of its capital stock or merges with, or transfers or leases substantially all of its assets to, another corporation or trust, the holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of capital stock, other securities, cash or other assets which they would have owned immediately after such event had such Debentures been converted before the effective date of the transaction.

     Any Debentures called for redemption, unless surrendered for conversion on or before the close of business on the redemption date, are subject to being purchased from the holder of such Debentures at the redemption price by one or more investment bankers or other purchasers who may agree with the Company to purchase such Debentures and convert them into Common Stock.

     In the event of a taxable distribution to holders of Common Stock which results in an adjustment of the conversion price, the holders of the Debentures may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

SUBORDINATION OF DEBENTURES

     The indebtedness evidenced by the Debentures will be subordinated and junior in right of payment to the extent set forth in the Indenture to the prior payment in full of amounts then due on all Senior Indebtedness. No payment shall be made by the Company on account of principal of (or premium, if any) or interest on the Debentures or on account of the purchase or other acquisition of Debentures, if there shall have occurred and be continuing a default with respect to any Senior Indebtedness permitting the holders to accelerate the maturity thereof, or with respect to the payment of any Senior Indebtedness and such default shall be the subject of a judicial proceeding or the Company shall have received notice of such default from certain authorized persons, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist. By reason of these provisions, in the event of default on any Senior Indebtedness, whether now outstanding or hereafter issued, payments of principal of (and premium, if any) and interest on the Debentures may not be permitted to be made until such Senior Indebtedness is paid in full, or the event of default on such Senior Indebtedness is cured or waived.

     Upon any acceleration of the principal of the Debentures or any distribution of assets of the Company upon any receivership, dissolution, winding-up, liquidation, reorganization or similar proceedings of the Company, whether voluntary or involuntary, or in bankruptcy or insolvency, all amounts due or to become due upon all Senior Indebtedness must be paid in full before the holders of the Debentures or the Trustee is entitled to receive or retain any assets so distributed in respect of the Debentures. By reason of this provision, in the event of insolvency, holders of the Debentures may recover less, ratably, than holders of Senior Indebtedness.

     "Senior Indebtedness" is defined to mean the principal, premium, if any, unpaid interest on and all other amounts payable under or in respect of Indebtedness of the Company for money borrowed. There is no limit on the amount of Senior Indebtedness that the Company may incur.

OPTIONAL REDEMPTION

     The Debentures are subject to redemption, as a whole or in part, at any time or from time to time commencing after July 1, 1999 at the Company's option on at least 30 days' and not more than 60 days' prior notice by mail. The redemption prices (expressed as a percentage of principal amount) are as follows for the 12-month period beginning after July 1 of the following years:


                                          Redemption
                      Year                  Price
                    --------             -----------
             1999                            102%
             2000                            101%
             2001 and thereafter             100%

MODIFICATION OF THE INDENTURE

     Under the Indenture, with certain exceptions, the Company's rights and obligations with respect to the Debentures and the rights of holders of the Debentures may only be modified by the Company and the Trustee with the written consent of the holders of not less than 66-2/3% in principal amount of the outstanding Debentures. However, without the consent of each holder of any Debenture affected, an amendment, waiver or supplement may not
(a) reduce the amount of Debentures whose holders must consent to an amendment; (b) reduce the rate or change the time of payment of interest on any Debenture; (c) reduce the principal of or change the fixed maturity of any Debenture; (d) make any Debenture payable in money other than that stated in the Debenture; (e) change the provisions of the Indenture regarding the right of a majority of the Debentureholders to waive defaults under the Indenture or impair the right of any Debentureholder to institute suit for the enforcement of any payment of principal and interest on the Debentures on and after their respective due dates; or (f) make any change that adversely affects the right to convert any Debenture.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The following is a summary of certain provisions of the Indenture relating to events of default, notice and waiver.

     The following are Events of Default under the Indenture with respect to the Debentures: (a) default in the payment of interest on the Debentures when due and payable which continues for 30 days; (b) default in the payment of principal of (and premium, if any) on the Debentures when due and payable, at maturity, upon redemption or otherwise, which continues for five business days; (c) failure to perform any other covenant of the Company contained in the Indenture or the Debentures which continues for 60 days after notice as provided in the Indenture;
(d) acceleration of any indebtedness for money borrowed (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligation for which recourse is limited to property purchased) in an aggregate principal amount in excess of $1.0 million, whether existing on the date of the execution of the Indenture or thereafter created, if such acceleration is not annulled within 10 days after notice to the Company of such acceleration; and
(e) certain events of bankruptcy, insolvency or reorganization relating to the Company.

     If an Event of Default occurs and is continuing with respect to the Debentures, either the Trustee or the holders of at least a majority in principal amount of the Debentures may declare all the Debentures to be due and payable immediately.

     The Company will not (a) declare or pay any dividends or make any distribution to holders of its capital stock or
(b) purchase, redeem or otherwise acquire or retire for value any of the Common Stock, or any warrants, rights or options to purchase or acquire any shares of the Common Stock (other than the Debentures or any other convertible indebtedness of the Company that is neither secured nor subordinated to the Debentures) if at the time any of the aforementioned Events of Default has occurred and is continuing or would exist immediately after giving effect to such action.

     The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Debentures. Subject to certain limitations, holders of a majority in principal amount of the Debentures may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Debentureholders notice of any default (except a default in payment of principal or interest) if it determines that withholding notice is in their interests. The Company is required to file with the Trustee annually an officers' statement as to the absence of defaults in fulfilling any of its obligations under the Indenture.

     No consent of Debentureholders is required for the Company to consolidate with or merge into or transfer or lease substantially all of its assets to another corporation or trust which assumes the obligations of the Company under the Indenture and the Debentures or for any reorganization within the meaning of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, nor is any such consent of Debentureholders required for any amendment of the Indenture or the Debentures by the Company and the Trustee to cure any ambiguity, defect or inconsistency, or to provide for uncertificated Debentures in addition to certified Debentures, or to make any change that does not adversely affect the right of any Debentureholder.

     The Debentures may not be sold or otherwise transferred except in accordance with the provisions set forth in the Purchase Agreement and the Indenture.

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     The Indenture provides that the Company may not merge or consolidate with, or sell or convey all, or substantially all, of its assets to another person unless such person is a company or a trust and such person assumes by supplemental indenture all the obligations of the Company under the Debentures and the Indenture, and that immediately after the transaction no default or Event of Default shall exist.

MARKETABILITY

     The Debentures are a new issue of securities with no established trading market. The Company does not intend to list the Debentures on any national securities exchange or on Nasdaq.
It is unlikely that an active market for the Debentures will develop.

GOVERNING LAW

     The Indenture and the Debentures will be governed by and construed in accordance with the laws of the state of New York.

REGISTRATION RIGHTS AGREEMENT

     The Company has agreed to use its best efforts, subject to the receipt of necessary information from the holders of the Debentures, to prepare and file with the Commission a registration statement with respect to the resale of the Debentures and the Common Stock offered hereby from time to time in the over-the-counter market, in privately negotiated transactions, or, with respect to the Common Stock only, on AMEX, as the case may be, and to cause the Registration Statement to become effective not later than January 31, 1997. The Company has also agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until all the Debentures and the Common Stock have been sold thereby or until the Debentures and the Common Stock are no longer, by reason of Rule 144(k) promulgated under the Securities Act or any other rule of similar effect, required to be registered for the sale thereof by the holders of the Debentures.

                          LEGAL MATTERS

     The validity of the Debentures and the Common Stock will be passed on for the Company by Perkins Coie, Seattle, Washington.

                             EXPERTS

     The consolidated financial statements of Emeritus Corporation and subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

================================          ==============================



No dealer, salesperson or
other person has been authorized
to give any information or to
make any representations other
than those contained in this
Prospectus and, if given or                    $32,000,000
made, such information or
representations in connection                1,454,545 Shares
with this offering must not be
relied upon as having been                       EMERITUS
authorized by the Company or by                CORPORATION
any Selling Debentureholder.
This Prospectus does not
constitute an offer to sell or a             6.25% Convertible
solicitation of an offer to buy                Subordinated
any of the securities offered                 Debentures Due
hereby by anyone in any                            2006
jurisdiction in which such offer
or solicitation is not                         Common Stock
authorized or in which the
person making such offer or
solicitation is not qualified to
do so or to any person to whom
it is unlawful to make such
offer or solicitation.  Neither
the delivery of this Prospectus
nor any sale made hereunder
shall, under any circumstances,
create an implication that the
information contained herein is
correct as of any time
subsequent to the date of this
Prospectus.                                  ----------------
                                                PROSPECTUS
--------------------------------             ----------------

       TABLE OF CONTENTS

                               Page

Available Information.......    2
Incorporation of Certain
 Documents by Reference.....    2
The Company.................    4
Risk Factors................    5
Ratio of Earnings to Fixed
 Charges....................   11
Use of Proceeds.............   11
Selling Debentureholders....   12
Plan of Distribution........   13
Description of Debentures...   14            November __, 1997
Legal Matters...............   19
Experts.....................   19



================================          ==============================

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.  EXHIBITS


      Exhibit No.  Description of Exhibit
      -----------  ----------------------
         10.1 First Amendment to Non-Competition Agreement between the registrant and each of the following individuals:

                   10.1.1    Daniel R. Baty

                   10.1.2    Raymond R. Brandstrom

         12.1      Computation of Ratio of Earnings to Fixed Charges.
         23.1      Consent of KPMG Peat Marwick LLP.
     -------------

                              SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on October 29, 1997.



                              EMERITUS CORPORATION

                              By /s/ Daniel R. Baty
                                  ----------------------------------
                                   Daniel R. Baty, Chairman and Chief
                                   Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment has been signed by the following persons in the capacities and as of the dates indicated.



        SIGNATURE                       TITLE                   DATE
        ---------                      ------                   ----

   /s/ Daniel R. Baty
   ------------------       Chairman and Chief Executive  October 29, 1997
     Daniel R. Baty         Officer (Principal Executive
                            Officer)

/s/ Raymond R. Brandstrom
-------------------------   Chief Operating Officer and   October 29, 1997
  Raymond R. Brandstrom     Director

   /s/ Kelly J. Price
-------------------------   Chief Financial Officer       October 29, 1997
     Kelly J. Price

   /s/ James S. Keller
-------------------------   Controller (Principal         October 29, 1997
     James S. Keller        Accounting Officer)

   /s/ Tom A. Alberg *
-------------------------   Director                      October 29, 1997
      Tom A. Alberg

  /s/ Patrick Carter *
-------------------------   Director                      October 29, 1997
     Patrick Carter

 /s/ William E. Colson *
-------------------------   Director                      October 29, 1997
    William E. Colson

   /s/ Motoharu Iue *
-------------------------   Director                      October 29, 1997
      Motoharu Iue


     * By: /s/ Raymond R. Brandstrom
               ---------------------
               Raymond R. Brandstrom
               Attorney-in-Fact






















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